Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 26, 2008

Barclays ETF PlusSM Notes

Bloomberg Ticker	[•]

IIV Ticker	None

Primary Exchange	None

CUSIP	06738G886

Fees	Greater of 50 bps or 30% of Intrinsic Rate

Inception Date	[•]

Maturity Date	[•]

Underlying ETF	EEM

Coupon	Monthly

Issuer Details

Barclays Bank PLC long-term, unsecured obligations*

S&P Rating	AA

Moody’s Rating	Aa1

*	The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs.

Overview

According to the International Securities Lending Association, the balance of securities on loan for the year 2007 exceeded USD 2 trillion globally. Securities lending of ETFs is becoming an increasingly important share of that market. Barclays ETF PlusSM notes now offer the benefits of securities lending to ETF investors that institutions have been enjoying for years. In addition to the price and yield returns of the underlying ETF, Barclays ETF PlusSM notes pay the holder a variable coupon (the “ETF Plus Coupon”) linked to revenues available from lending the ETF.

The Intrinsic Rate

The intrinsic rate for a securities lending transaction represents the economic return to an ETF holder. When a lender takes cash as collateral, it pays interest to the borrower of securities. This rate of interest paid to the borrower (which is called a “rebate rate”) is generally lower than the applicable benchmark overnight rate. The difference between the applicable benchmark overnight rate (generally the federal funds (open) rate) and the rebate rate is known as the intrinsic rate.

The ETF PlusSM Coupon

The note will pay a monthly coupon linked to the average daily intrinsic rate for the underlying ETF as reported by SunGard/ASTEC, a leading provider of securities lending market data. The coupon is equal to the average of (the daily intrinsic rate minus the greater of (i) 0.50% and (ii) 30% of the intrinsic rate for that day).

The following chart illustrates the performance of the sourced intrinsic rate and the applicable intrinsic rate (on which the coupon is based) from January 3, 2006 (the earliest date from which such data was made available by ASTEC) to June 13, 2008.

Sourced Intrinsic Rate and Applicable Intrinsic Rate 1/3/06 to 6/13/08

Source: Sungard/Astec.

Past performance is not indicative of future results.

An investment in Barclays ETF PlusSM Emerging Markets Notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays ETF PlusSM Emerging Markets Notes (the “Securities”) are uncollateralized debt securities of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. The return on the Securities is primarily linked to the price and yield performance of the iShares® MSCI Emerging Markets Index Fund (the “ETF”), with additional return possible depending on the performance of the sourced intrinsic rate over the life of the Securities, and do not guarantee any return of the principal at maturity, nor can there be any assurance that any distribution coupons or ETF plus coupons will be paid during the term of the Securities. Investing in the Securities is not equivalent to investing directly in the ETF stocks or in an investment linked to the underlying index. An investment in Barclays ETF PlusSM Emerging Markets Notes may not be suitable for all investors.

The Securities will not be listed on any securities exchange when they are issued. Although we may, in our sole discretion, apply to list the Securities on a securities exchange subsequent to their issuance, we presently have no intention to do so. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in ETF PlusSM Emerging Markets Notes linked to the price and yield performance of the iShares® MSCI Emerging Markets Index Fund is subject to risks associated with fluctuations in the level of the ETF, distributions on the ETF shares, the level of the sourced intrinsic rate, supply and demand for the Securities, prevailing securities loan spreads in respect of securities generally and in respect of the ETF, the expected volatility of the ETF, the distribution rate on the ETF stocks, the prevailing interest rate environment as well as the accessibility of capital through alternative capital raising transactions and exchange rates applicable to the ETF stock currencies. Additionally, investments in securities linked to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies. Because the ETF is denominated in U.S. dollars while the ETF stocks are quoted in various currencies, your return on the Securities will be subject to the exchange rates between the U.S. dollar and the ETF stock currencies.

iShares® is a registered mark of Barclays Global Investors, N.A. The Securities are not sponsored, endorsed, sold, or promoted by Barclays Global Investors, N.A., Barclays Global Fund Advisors or iShares®. None of Barclays Global Investors, N.A., Barclays Global Fund Advisors or iShares® makes any representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. None of Barclays Global Investors, N.A., Barclays Global Fund Advisors or iShares® has any obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

The Lending Pit™ is a registered mark of the Sunguard ASTEC Analytics Group. The Securities are not sponsored, endorsed, sold, or promoted by the Sunguard ASTEC Analytics Group. The Sunguard ASTEC Analytics Group makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. The Sunguard ASTEC Analytics Group has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

“ETF PlusSM” is a servicemark of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2008. Barclays Bank PLC. All rights reserved. Copyright in these materials is owned by Barclays Bank PLC.